VIA EDGAR

December 18, 2013

Mr. Ruairi Regan

Division of Corporation Finance

United States Securities and Exchange Commission

Re:	Amedisys, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 12, 2013

Form 10-Q for Quarterly Period Ended September 30, 2013

Filed November 12, 2013

File No. 000-24260

Dear Mr. Regan:

Thank you for our recent phone conversation regarding the comments of the staff of the United States Securities and Exchange Commission regarding the above-listed filings. This letter confirms our request that Amedisys, Inc. be given an extension until January 20, 2014 to respond to the comments.

Please contact me at (225) 299-3209 should you have any questions.

Sincerely,

/s/ David R. Bucey

David R. Bucey
General Counsel and Corporate Secretary
Amedisys, Inc.